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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            -------------------------

                                  Peapod, Inc.
                            (Name of Subject Company)

                            -------------------------

                             Bean Acquisition Corp.
                           Ahold U.S.A. Holdings, Inc.
                      Koninklijke Ahold N.V. (Royal Ahold)
                            (Names of Filing Persons)

                     Common Stock, Par Value $.01 Per Share
         (together with the associated Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    704718105
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)

                            -------------------------
                             Ton van Tielraden, Esq.
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                                 1507 EH Zaandam
                                 The Netherlands
                               011-31-75-659-9111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            -------------------------

                                   Copies to:
                               John M. Reiss, Esq.
                             Oliver C. Brahmst, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

===============================================================================

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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on July 27, 2001, relating to the offer by Bean Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Maryland corporation ("Holdings"), and a wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Royal Ahold"), to purchase any and all of the issued and outstanding shares of the Common Stock, par value $0.01 per share (the "Shares"), of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, at a price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

Item 11. Additional Information.

         Item 11 is hereby amended and supplemented by adding the following paragraph in its entirety to the end of "The Tender Offer - Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase:

         "Litigation. On July 27, 2001, a complaint was filed by a purported holder of Shares in the Court of Chancery of the State of Delaware for New Castle County on behalf of a putative class of Holders relating to the Merger Agreement and the transactions contemplated thereby. The case is captioned Richard Hartley v. Peapod, Inc., et al., Civil Action No. 19025. A copy of the complaint (the "Hartley Complaint") is filed as Exhibit (d)(23) to the Schedule TO, and this summary is qualified in its entirety by reference to the Hartley Complaint. The defendants in the action are Peapod, Royal Ahold, Holdings, the Purchaser and Peapod's directors (Andrew B. Parkinson, Mark Van Stekelenburg, Brian Hotarek, Ronald Van Solt, Mark C. Van Gelder, Maarten Dorhout Mees, Mark E. Smith, Trygve E. Myhren, Drayton McLane, William J. Grize and Gary Preston). The Hartley Complaint alleges that each of the defendants are fiduciaries of the plaintiff and the other members of the putative class and that each of the defendants is breaching its or his fiduciary duties because Royal Ahold is acquiring shares of Common Stock owned by members of the class on allegedly unfair terms and at an allegedly unfair price. The plaintiff seeks, among other things, to have the Court: (1) enjoin the defendants from proceeding with, or cause them to rescind, the Offer and the Merger;
         (2) award damages to the Holders; (3) impose a constructive trust on the assets and stock received by the defendants; and (4) award the plaintiff fees and costs. The defendants believe that this action is without merit, and intend to defend it vigorously."

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Item 12. Material to be Filed as Exhibits.

         Item 12 is hereby amended and supplemented by adding the following:

         Exhibit (c)(4)    Presentation to the Special Committee of the Board
                           of Directors of Peapod, Inc. by William Blair &
                           Company, L.L.C., dated May 4, 2001, in its entirety./1/

         Exhibit (d)(23)   Complaint, Richard Hartley, v. Peapod, Inc., et al.,
                           Civil Action No. 19025, filed on July 27, 2001, in the Court of Chancery of the State of Delaware in and for New Castle County.



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/1/ Previously filed in abbreviated form.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                   KONINKLIJKE AHOLD N.V.

                                         By:  /s/ Robert G. Tobin
                                            ---------------------------
                                              Name: Robert G. Tobin
                                              Title: Vice President

                                         AHOLD U.S.A. HOLDINGS, INC.

                                         By:  /s/ Robert G. Tobin
                                            ---------------------------
                                              Name: Robert G. Tobin
                                              Title: Director

                                         BEAN ACQUISITION CORP.

                                         By:  /s/ Robert G. Tobin
                                            ---------------------------
                                              Name: Robert G. Tobin
                                              Title: President

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                                 EXHIBIT INDEX

 Exhibit (c)(4)    Presentation to the Special Committee of the Board
                   of Directors of Peapod, Inc. by William Blair &
                   Company, L.L.C., dated May 4, 2001, in its entirety./1/

 Exhibit (d)(23)   Complaint, Richard Hartley, v. Peapod, Inc., et al.,
                   Civil Action No. 19025, filed on July 27, 2001, in the Court of Chancery of the State of Delaware in and for New Castle County.



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/1/ Previously filed in abbreviated form.